UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BIRKS & MAYORS INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Certain Options to Purchase Class A Voting Shares

(Title of Class of Securities)

090881103

(CUSIP Number of Class A Voting Shares)

Miranda Melfi

Group Vice President, Legal Affairs and Corporate Secretary

1240 Phillips Square

Montréal, Quebec H3B 3H4

Phone: (514) 397-2509

Fax: (514) 397-2537

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Tammy Knight, Esq.

Holland & Knight LLP

One East Broward Boulevard, Suite 1300

Fort Lauderdale, Florida 33301

Phone: (954) 525-1000

Fax: (954) 463-2030

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$50,900	$3.63

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 102,004 Class A Voting Shares of Birks & Mayors Inc. having an aggregate value of $50,900 as of March 16, 2010 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $3.63

Form or Registration No.: SC TO-I

Filing Party: Birks & Mayors Inc.

Date Filed: March 18, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☑

This Amendment No. 1 (“Amendment”) is the final amendment to the tender offer statement on Schedule TO originally filed on March 18, 2010 by Birks & Mayors Inc., a Canadian corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to amend certain outstanding options validly tendered and accepted for amended options (the “Exchange Offer”). The purpose of this Amendment is to report the results of the Exchange Offer.

The Exchange Offer was made upon the terms and subject to the conditions described in the Offer to Amend Certain Outstanding Options dated March 18, 2010 (the “Offer to Amend”) previously filed as Exhibit (a)(1)(A). The information in the Offer to Amend, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Amend.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 5:00 p.m., Eastern Standard Time, on April 16, 2010. Pursuant to the Exchange Offer, the Company canceled tendered eligible stock options covering approximately 85,786 shares of its Class A voting shares, which were cancelled as of April 16, 2010. On April 16, 2010, the Company granted amended options to purchase up to 12,077 shares of the Company’s Class A voting shares in exchange for the eligible stock options tendered in the Exchange Offer. The amended stock options have exactly the same terms as the canceled stock options, but they are exercisable for a lesser number of Class A voting shares, they have a new exercise price of US$1.05 per share, a new ten-year term, and different terms in the event of a change in control, going-private transaction, or a liquidation or dissolution of the Company, as described in this Offer to Amend.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIRKS & MAYORS INC.

By:	/s/ Miranda Melfi
Name:	Miranda Melfi
Title:	Group Vice President, Legal Affairs and Corporate Secretary

Dated: April 19, 2010